June 21, 2011

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Staff Comments to Rule 485(a) Filings for

File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for your comment to the correspondence filing that I made to the Staff on June 17, 2011. On June 20, you asked me to clarify certain aspects of that June 17 correspondence, i.e., the second Staff comment and my response to that comment. Following is the clarified Staff comment with my response.

Comment: Please confirm in correspondence to the Staff that there is no way to purchase the contract outside of the GLWB rider context with the highest underlying fund fee that would result in expenses greater than those presented in Charts 1 and 2.

Response: We have confirmed with our actuarial staff that there is no way to purchase the contract outside of the GLWB rider context with the highest underlying fund fee that would result in expenses greater than those presented in Charts 1 and 2.

I trust that this response resolves the Staff comments received on June 10, 2011 and June 20, 2011. If I can provide you with any further information, please contact me. As always, thank you for your assistance with this filing.

Sincerely,

/s/ Stephanie Susens

Stephanie Susens

Second Vice President and Counsel